TERNIUM S.A. Société anonyme holding Registered office: 46A, avenue John F. Kennedy L-1855 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

January 5, 2009

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.

Form 20-F for the Fiscal Year Ended December 31, 2007

Filed June 25, 2008

Form 6-K as of August 5, 2008

Filed August 6, 2008

File No. 001-32734

Dear Mr. O’Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated October 31, 2008, to Mr. Daniel Novegil, the Company’s Chief Executive Officer (the “Comment Letter”) and to the Staff’s letter dated December 19, 2008. As discussed with the Staff, the Company first received the Comment Letter through Sullivan & Cromwell LLP on December 15, 2008. The Company further notes that the address set forth in the Staff’s letter dated December 19, 2008 is the Company’s correct address. At the request of the Staff, the Company is hereby resubmitting the responses previously set forth in the letter submitted to the Staff, on behalf of the Company, by Sullivan & Cromwell LLP on December 23, 2008.

This letter contains the Company’s responses to comments 1, 2, 3, 4, 5 and 10. As previously confirmed with the Staff and as noted in the December 19 letter, the Company will respond to comments 6, 7, 8 and 9 under a separate response letter to be filed at a later date. The Company, in accordance with its disclosure practices and procedures and with the purpose in mind of providing thoughtful and comprehensive responses to the questions raised in the remaining comments, is and will be actively consulting with its internal staff as well as its external auditors and external legal advisors, some of whom may not be reachable over the holiday season or the first part of the new year. The Company acknowledges the Staff’s request for a timely response to all comments, and, accordingly, is working to provide its response to the remaining comments as promptly as practicable under the circumstances.

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”), or the Company’s Form 6-K as of August 5, 2008, as applicable.

Form 20-F for the Fiscal Year Ended December 31, 2007

1.	We note that you have plans to make various capital expenditures. For example, in the third full paragraph of the section discussing outstanding projects in Argentina, you reference plans to upgrade existing production lines as well as incorporate new lines. In future filings, please provide an estimate of the total amount, in addition to sums already incurred, that you anticipate spending to complete each existing plan or project. See Item 4.D of Form 20-F.

R:	The Company acknowledges the Staff’s comment. In future filings, the Company will provide an estimate of the total amount that the Company anticipates spending to complete its then-existing capital expenditure plans or projects, together with the sums already incurred in connection with such plans or projects.

2.	In the second sentence of the third paragraph in this section, you state “None of our directors or officers is a legal or beneficial owner of any of our shares.” Based on your disclosure under “E. Share Ownership” on the previous page, this statement does not appear to be accurate. However, we do note from your accompanying disclosure that none of your directors or officers appear to be a “major shareholder,” as such term is defined under Item 7.A.1 of Form 20-F. Please resolve this discrepancy in future filings.

R:	The Company acknowledges that the statement that “None of our directors or officers is a legal or beneficial owner of any of our shares” is inconsistent with the disclosure on the previous page and on the same page. In future filings, the Company will resolve the discrepancy.

3.	The address of the U.S. Securities and Exchange Commission, including its public reference room, is 100 F. Street, N.E., Washington DC 20549. In future filings, please correctly state the SEC’s address.

R:	The Company acknowledges the Staff’s comment. In future filings, the Company will correctly state the SEC’s address.

4.	Please file your contracts with shareholders, including the supply agreement with Tenaris. See Instructions 4(b)(1) to Exhibits on Form 20-F.

R:	The Company respectfully advises the Staff that it believes to have timely filed with the SEC all contracts required to be filed pursuant to Instruction 4(b)(i) in the Instructions as to Exhibits in Form 20-F. In particular, the Company believes that all contracts between Ternium or its subsidiaries and the Company’s shareholders that have not been filed with the SEC are either immaterial in amount or significance or are otherwise contracts involving only the purchase or sale of current assets that have a determinable market price and that were purchased or sold at that price and, accordingly, that such contracts are not required to be filed as permitted by Instruction 4(b) and 4(b)(i), respectively.

5.	We note you own less than 50% of Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. Please tell us, and disclosure in future filings, whether the consolidation of these entities materially impacts the 2005-2007 financial statements. Also, please clarify for us how the consolidation of these entities complies with paragraphs 13-15 of IAS 27.

R:	The Company advises the Staff that each of Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V. (“Consorcio”) and Consorcio’s wholly-owned subsidiary Peña Colorada Servicios S.A. de C.V. (“Peña Servicios”) is controlled by the Company and that, accordingly, each of them is a subsidiary subject to consolidation under IAS 27 and is so consolidated.

As of December 31, 2007, the Company’s subsidiary Hylsamex S.A. de C.V. (“Hylsamex”) directly owned more than half of the voting power of Consorcio through ownership of 50% of the shares of Consorcio plus one additional share. Similarly, at that date, Hylsamex owned, indirectly through Consorcio, more than half of the voting power of Peña Servicios. Under paragraph 13 of IAS 27, control is presumed to exist in each such situation. Effective March 31, 2008, Hylsamex was merged with and into the Company’s subsidiary Ternium México S.A. de C.V. (“Ternium México”), so that thereafter Ternium México became the owner of more than half of voting power of each of Consorcio and Peña Servicios.

The Company advises the Staff that the less-than-50% ownership percentages for Consorcio and Peña Servicios listed on page F-11 of the Form 20-F refer to the Company’s economic (ownership) interest in each such entity, as opposed to its voting power therein. While the Company owns more than half of the voting power in each of Consorcio and Peña Servicios, its economic interest amounts to less than 50% as a result of the Company owning approximately 29% of its interest in Hylsamex (or, after the merger, Ternium México) through its subsidiary Siderar S.A.I.C., of which the Company owns approximately 60%, thus resulting in an economic interest attribution different from its voting power.

Form 6-K as of August 5, 2008

10.	We note that the June 30, 2008 current liabilities substantially exceed cash reserves, and that substantial deficits in operating cash flow and free cash flows were reported. Please tell us the amount of additional funds that you can borrow under existing credit facilities. This information should also be considered for inclusion in future filings.

R:	The Company supplementally advises the Staff that it is not entitled to borrow any additional funds under its existing long-term credit facilities and that –subject to compliance with certain financial ratios– such credit facilities do not limit the incurrence of additional indebtedness. While the Company has not requested any third-party commitments for short-term financing, the Company continued to have access to short-term external financing during the third and fourth quarters of 2008. As shown in the Company’s Form 6-K as of November 5, 2008, the Company’s short-term indebtedness as of September 30, 2008 was approximately US$48.1 million higher than its short-term indebtedness as of June 30, 2008. The Company believes that funds from operations and its continued access to external borrowing will be sufficient to satisfy its current working capital needs and to service its debt in the foreseeable future.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 293-6330 and by e-mail at risoleor@sullcrom.com. In his absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Roberto Philipps

Roberto Philipps

Chief Financial Officer

cc:	Hagen Ganem

Tracey McKoy

Al Pavot

(Securities and Exchange Commission)

Daniel Novegil

(Ternium S.A.)

Cristian J. P. Mitrani

Diego E. Parise

(Mitrani Caballero Ojam Abogados)

Robert S. Risoleo

Christina L. Padden

(Sullivan & Cromwell LLP)